SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-26534

                           NOTIFICATION OF LATE FILING

       (Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR
         For Period Ended: September 30, 1998
                           ------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant VION PHARMACEUTICALS, INC.

Former name if applicable

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Address of principal executive office (Street and number) 4 Science Park

City, state and zip code   New Haven, Connecticut 06511

                                     PART II
                            RULE 12-B 25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to file its 10-QSB within the prescribed time period without unreasonable effort or expense due to the fact that it is in the process of preparing statements for the current three month and nine month periods and is simultaneously restating loss applicable to common shareholders and other financial data for previous periods in order to comply with the terms of Financial Accounting Standards Board Emerging Issues Task Force D-60 (EITF D-60) in connection with issuances of its convertible preferred stock. The Registrant will record a non-cash dividend for the difference bewteen the conversion price of its' convertible preferred stock and the quoted market price at the date of issuance of the preferred stock in accordance with EITF D-60. Although the net loss as reported will not change for any historical period, the loss applicable to common shareholders will increase as a result of the difference between the preferred conversion prics and the quoted market price of the common stock. The Registrant anticipates that it will file its Form 10-QSB within the five-day grace period provided by Exchange Act Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

        Thomas E. Klein (Chief Financial Officer)      (203)       498-4210
             (Name)                                (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes  [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           VION PHARMACEUTICALS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    VION PHARMACEUTIALS, INC.

                                    By: /s/ Thomas E. Klein
                                       ---------------------------------
                                    Name: Thomas E. Klein
                                    Title: Vice President - Finance
                                    (Duly authorized signatory and
                                      Chief Financial Officer)

Date:  November 16, 1998